18004938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2020
Estimated average burden
hours per response... 12.00

Mail Processing
Section

SEC FILE NUMBER
8- 66048

MAR 01 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART 111~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Watermark Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
531 South Main Street, Suite ML-9
(No. and Street)

Greenville	**SC**	**29601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hagen Rogers **(864) 527-5960**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Hagen H. Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Watermark Advisors, LLC**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hagen H. Rogers
Signature

Executive Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERMARK ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULE
as of December 31, 2017
With
Report of Registered Independent Public Accounting Firm

PUBLIC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2004.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	17,532
Accounts receivable		45,182
Property and equipment, at cost, less accumulated depreciation of $70,653		19,002
Prepaid expenses		8,669
Total assets	$	90,385

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	5,899
Total liabilities		5,899
Members' equity		84,486
Total liabilities and members' equity	$	90,385

See accompanying notes.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2004. The Company's business is to act as an investment banker in private placement transactions, mergers and acquisitions, and to provide valuation services and consulting.

The Company is majority owned by Watermark Holdings, Inc. ("Parent") at December 31, 2017.

Income Taxes: The Company is a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends.

Revenue Recognition: Investment banking fees are recognized as earned upon acceptance of capital commitments by the engaged party. Non-refundable retainers are received in connection with investment banking engagements and are recognized as earned when billed as outlined in the engagement letters. Valuation fees are recognized as earned based on hours spent on the project and upon completion of the contract.

New Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgement to make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $11,633, which was $6,633 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .51 to 1.0.

NOTE 3 - LEASES

The Company occupies office facilities leased under an operating lease. Rent expense for the year ended December 31, 2017 was approximately $41,360.

Future minimum rental payments under the office premises lease are the following:

2018	$ 21,010
Total	$ 21,010

NOTE 4 - CONCENTRATION

Approximately 48% of the Company's revenue was earned from three customers.

NOTE 5 - RETIREMENT PLAN

The Company has a SIMPLE IRA plan covering substantially all employees. There was no expense under the plan for the year ended December 31, 2017.

NOTE 6 - PREFERRED UNITS

The Company has authorized issuance of Super Preferred Units, Class A preferred membership units, Class B preferred membership units, and Class C Convertible Preferred Units. The Class A, Class B and Super preferred membership units have a preferred return in any member distributions of 12.0%, 7.5% and 7.0% per annum, respectively, compounded annually, if and when declared and paid. The preferred units are not entitled to vote on Company matters and are callable by the Company at its sole discretion at their preference value plus any unpaid preferred return amounts. 976 of the Class B units are convertible into 976 common membership units.

The Class C Convertible Preferred Units ("CCPU's"), have a preferred return in any member distributions of 12% per annum on a cumulative non-compounded basis. At the issuer's option accrued dividends may be paid in cash or deferred. The CCPU's are subordinate to the Super Preferred Units and superior to the Class A and Class B preferred membership units. Each CCPU is convertible, at any time, at the option of the holder, into a number of Common Units equal to the recognized preferred capital shares accrued less unpaid dividends with respect to such CCPU divided by an initial coversion price of $1,250 per Common Unit. The total number of Common Units into which a CCPU may be converted initially will be determined by dividing the CCPU Liquidation Preference by the then applicable conversion price.

As of December 31, 2017, all Class A preferred membership units have been retired.

NOTE 7 - EMPLOYMENT AGREEMENT

Effective January 26, 2015, the Company executed an employment agreement with the holder of the majority of its issued and outstanding common and preferred units that covers base and incentive compensation. The provisions of the agreement have been waived for the period ended December 31, 2017.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Watermark Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Watermark Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Watermark Advisors, LLC stated that Watermark Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Watermark Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watermark Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Watermark Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Watermark Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Hagen H. Rogers

Hagen H. Rogers
February 16, 2018